Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

SEPTEMBER 30, 2012

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated interim financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

We are a holding company whose only material assets are the direct ownership of 100% of the share of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5500.

Business segments

The Company is organized into three reportable segments in compliance with Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”. We have two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements.

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Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

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Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

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Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to third parties and to some of our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

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Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges not allocated to HPMS and SP and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling to divested businesses, and software solutions for mobile phones, the “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

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Results of Operations

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

Revenue	1,060	1,170	3,263	3,242
% nominal growth	(5.4)	10.4	(1.8)	(0.6)
Gross profit	488	536	1,517	1,498
Research and development	(165)	(153)	(484)	(457)
Selling, general and administrative	(219)	(236)	(682)	(689)
Other income (expense)	5	21	(1)	27

Operating income (loss)	109	168	350	379

Revenue

The following table presents revenue and revenue growth by segment for the three months and YTD ended September 30, 2012 and October 2, 2011. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q3 2011		Q3 2012		YTD 2011		YTD 2012
	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %

HPMS	726	1.5	901	24.1	2,247	5.5	2,414	7.4
SP	244	10.4	213	(12.7)	727	15.9	634	(12.8)
Manufacturing Operations	79	(46.6)	49	(38.0)	254	(38.2)	168	(33.9)
Corporate and Other	11	—	7	—	35	—	26	—

Total	1,060	(5.4)	1,170	10.4	3,263	(1.8)	3,242	(0.6)

The revenue discussion below is qualitative in nature as it pertains to price, volume and mix analyses. Traditional price, volume and mix analysis is not practicable due to the diversity of our product lines and the rapid evolution of technology, including the frequent integration of additional functionality on a single integrated circuit.

Q3 2012 compared to Q3 2011

Revenue was $1,170 million in the third quarter of 2012, compared to $1,060 million in the third quarter of 2011, a nominal increase of 10.4%. The revenue of our HPMS segment increased by $175 million or 24.1% compared to the third quarter of 2011. This increase in revenue was partially offset by a decline in our other market oriented segment, SP, as well as in Manufacturing Operations and Corporate and Other.

In our HPMS segment, the increase in revenue of $175 million was primarily driven by the accelerated ramp up of our mobile transactions products within our emerging Identification business, increased volumes associated with our secure identity business and increased demand for our high speed interface and logic products within our Portable and Computing end market which reflects specific design opportunities with leading smart phone customers. Offsetting these increases in part were price declines across most of our product lines and the impact of unfavorable foreign currency. The Identification and Portable and Computing end markets within our HPMS segment accounted for $167 million of the overall increase in the third quarter of 2012.

Our SP segment experienced lower revenue of $31 million in the third quarter of 2012 compared to the third quarter of 2011 primarily because of lower sales volumes for our small signal diodes, integrated discrete and power businesses resulting from weakening market demand, especially with our distribution partners and for the overall automotive market.

The decline in revenue from our Manufacturing Operations was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses.

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YTD 2012 compared to YTD 2011

Revenue was $3,242 million in the first nine months of 2012 compared to $3,263 million in the first nine months of 2011. Revenue in our combined market oriented segments, HPMS and SP, increased $74 million or 2.5% compared to the first nine months of 2011. This increase was offset by a decline in revenue from our Manufacturing Operations segment and Corporate and Other.

Our HPMS segment experienced an increase in revenue by $167 million for the first nine months of 2012, compared to the same prior year period. The increase was primarily driven by the accelerated ramp up of our mobile transactions products within our emerging Identification business, increased demand for our security identity business and increased volumes associated with our high speed interface and logic businesses. Partially offsetting these increases were price declines across most of our product lines, unfavorable foreign currency, weaker demand for our High Performance RF products due to the slowdown of the replacement of 2G/3G cellular base stations with 4G cellular base stations by mobile operators in the prior quarters of the current year and lower volumes associated with our microcontroller business.

In our SP segment, revenue decreased $93 million in the first nine months of 2012, compared to the first nine months of 2011. This was primarily due to lower demand across the segment and increased pricing pressure from competition.

The decline in revenue from our Manufacturing Operations was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses.

Gross Profit

The following table presents gross profit by segment for the three months and YTD ended September 30, 2012 and October 2, 2011.

	Q3 2011		Q3 2012		YTD 2011		YTD 2012
($ in millions, unless otherwise stated)	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue	Gross Profit	% of segment revenue

HPMS	397	54.7	463	51.4	1,252	55.7	1,292	53.5
SP	90	36.9	73	34.3	269	37.0	197	31.1
Manufacturing Operations	(12)	(15.2)	(2)	(4.1)	(41)	(16.1)	(12)	(7.1)
Corporate and Other	13	118.2	2	28.6	37	105.7	21	80.8

Total	488	46.0	536	45.8	1,517	46.5	1,498	46.2

Q3 2012 compared to Q3 2011

Gross profit in the third quarter of 2012 increased $48 million to $536 million or 45.8% of revenue compared to $488 million or 46.0% of revenue in the third quarter of 2011. The increase in gross profit was mainly attributable to volume increases, partially offset by the impact of price declines and unfavorable foreign currency.

Gross profit as a percentage of our revenue was impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations for each period.

The PPA effect included in our gross profit in the third quarter of 2012 was $4 million, compared to $15 million in the third quarter of 2011. Also included in our gross profit were restructuring and other incidental items amounting to an expense of $2 million in the third quarter of 2012 compared to expense of $9 million in the third quarter of 2011.

Gross profit in our HPMS segment was $463 million in the third quarter of 2012, or 51.4% of revenue, compared to $397 million, or 54.7% of revenue, in the third quarter of 2011. The increase in gross profit was mainly attributable to volume increases and lower PPA effects. These increases were partially offset by price declines over the segment, especially in our growing businesses within the Portable and Computing and Identification market segments where we have had specific design opportunities with large customers that have negatively impacted our margins and unfavorable foreign currency.

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Gross profit in our SP segment was $73 million in the third quarter of 2012, or 34.3% of revenue, compared to $90 million, or 36.9% of revenue in the third quarter of 2011. The decline in gross profit in our SP segment was mainly due to lower volumes following a decline in market demand from our distribution partners and the overall automotive market.

YTD 2012 compared to YTD 2011

Gross profit in the first nine months of 2012 amounted to $1,498 million, or 46.2% of revenue compared to $1,517 million, or 46.5% of revenue in the same comparable period of last year. The decline in gross profit was mainly caused by price declines, higher product costs associated with the flow through of underutilized capacity capitalized in prior periods and unfavorable foreign currency. These declines were partially offset by volume increases, lower restructuring expenses and the reversal of partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award.

The PPA effect included in our gross profit in the first nine months of 2012 was $18 million, compared to $21 million in the first nine months of 2011. Also included in our gross profit were expenses for restructuring and other incidental items of $10 million in the first nine months of 2012 compared to expenses of $27 million in the first nine months of 2011.

Our HPMS segment experienced a gross profit of $1,292 million, or 53.5% of revenue in first nine months of 2012 compared to a gross profit of $1,252 million, or 55.7% of revenue. The increase in gross profit was mainly driven by higher volumes and reversal of a partial accounts receivable valuation allowance of $51 million as a result of collection of accounts receivable amounts following a legal award. These increases were partially offset by price declines, higher product costs associated with the flow through of underutilized capacity capitalized in prior periods and unfavorable foreign currency.

Gross profit in our SP segment was $197 million, or 31.1% of revenue compared to $269 million, or 37% of revenue in the first nine months of 2011. The decline in gross profit in our SP segment was primarily due to higher product costs associated with the flow through of underutilized capacity capitalized in prior periods, price reductions and lower volumes following weaker market demand.

Operating expenses

The following table presents operating expenses by segment for the three months and YTD ended September 30, 2012 and October 2, 2011.

	Q3 2011		Q3 2012		YTD 2011		YTD 2012
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue

HPMS	312	43.0	305	33.9	934	41.6	904	37.4
SP	49	20.1	51	23.9	148	20.4	150	23.7
Manufacturing Operations	5	6.3	5	10.2	15	5.9	13	7.7
Corporate and Other	18	163.6	28	400.0	69	197.1	79	303.8

Total	384	36.2	389	33.2	1,166	35.7	1,146	35.3

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

Research and development	165	153	484	457
Selling, general and administrative	219	236	682	689

Operating expenses	384	389	1,166	1,146

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Q3 2012 compared to Q3 2011

Operating expenses in the third quarter of 2012 amounted to $389 million, an increase of $5 million compared to the same period in 2011. The higher operating expenses are mainly related to increased salary and benefit costs due to our increased headcount and higher bonus accruals partially offset by the impact of favorable foreign currency.

HPMS segment operating expenses decreased $7 million in the third quarter of 2012 to $305 million, compared to the third quarter of 2011 where the operating expenses were $312 million. The lower operating expenses in the HPMS segment are due primarily to benefits from the impact of foreign currency partially offset by increased salary and benefit costs due to increased headcount and higher bonus accruals.

Operating expenses in our SP and Manufacturing Operations segments in the current quarter were essentially flat compared to the prior year period.

YTD 2012 compared to YTD 2011

Operating expenses decreased $20 million, to $1,146 million in the first nine months of 2012, from $1,166 million in the first nine months of 2011. The decrease is due primarily to benefits from the impact of foreign currency and lower PPA effects of $18 million, partially offset by higher salary and benefit cost associated with our increased headcount and higher bonus accruals.

Operating expenses in our HPMS segment were $904 million in the first nine months of 2012, a decrease of $30 million, from $934 million in the first nine months of 2011. The reduction was due primarily to favorable foreign currency and lower PPA effects partially offset by increased salary and benefit costs due to increased headcount and higher bonus accruals.

Operating expenses in our SP and Manufacturing Operations segments in the first nine months were essentially flat compared to the same period the prior year.

Other income (expense)

The following table presents other income (expense) for the three months and YTD ended September 30, 2012 and October 2, 2011.

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

Other income (expense)	5	21	(1)	27

Q3 2012 compared to Q3 2011

Other income and expense amounted to $21 million in the third quarter of 2012, compared to $5 million in the third quarter of 2011. The increase was primarily due to a gain of $19 million on the sale of our high speed data converter business during the third quarter of 2012.

YTD 2012 compared to YTD 2011

Other income (expense) reflects income of $27 million for the nine months ended September 30, 2012 compared to $1 million of expense for the nine months ended October 2, 2011 primarily due to a gain of $19 million on the sale of our high speed data converter business during the third quarter of 2012 and the absence of $12 million loss on the sale of assets in the first nine months of 2011 compared to the same current year period.

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Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended September 30, 2012 and October 2, 2011.

	Q3 2011		Q3 2012		YTD 2011		YTD 2012
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue

HPMS	86	11.8	178	19.8	319	14.2	408	16.9
SP	42	17.2	22	10.3	124	17.1	49	7.7
Manufacturing Operations	(16)	(20.3)	(6)	(12.2)	(50)	(19.7)	(21)	(12.5)
Corporate and Other	(3)	—	(26)	—	(43)	—	(57)	—

Total	109	10.3	168	14.4	350	10.7	379	11.7

The table below depicts the PPA effects for the three months and YTD ended September 30, 2012 and October 2, 2011 by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

Gross profit	(15)	(4)	(21)	(18)
Selling, general and administrative	(68)	(61)	(207)	(189)

Operating income (loss)	(83)	(65)	(228)	(207)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below summarizes the PPA effects for the three months and YTD ended September 30, 2012 and October 2, 2011 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

HPMS	(63)	(47)	(165)	(151)
SP	(14)	(13)	(43)	(39)
Manufacturing Operations	(6)	(5)	(20)	(17)
Corporate and Other	—	—	—	—

Total	(83)	(65)	(228)	(207)

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Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

Operating income (loss)	109	168	350	379
Financial income (expense)	(174)	(33)	(92)	(284)
Benefit (provision) for income taxes	(20)	(6)	(19)	(8)
Result equity-accounted investees	(25)	2	(62)	(42)
Discontinued operations	421	—	432	1

Net income (loss)	311	131	609	46

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q3 2011	Q3 2012	YTD 2011	YTD 2012

Interest income	2	2	4	4
Interest expense	(75)	(67)	(237)	(215)
Foreign exchange results	(82)	48	193	(3)
Extinguishment of debt	(11)	(11)	(25)	(47)
Other	(8)	(5)	(27)	(23)

Total	(174)	(33)	(92)	(284)

Q3 2012 compared to Q3 2011

Financial income (expense) was an expense of $33 million in the third quarter of 2012, compared to an expense of $174 million in the third quarter of 2011. Foreign exchange results include a gain of $48 million in the third quarter of 2012, resulting from a change in foreign exchange rates compared to a loss of $82 million in the third quarter of 2011. The decline in net interest expense was mainly related to lower average debt outstanding in the third quarter of 2012 compared to the third quarter of 2011. Extinguishment of debt includes a loss of $11 million during the third quarter of 2012 resulting from the redemption of a portion of our super priority notes due in 2013 compared to a loss of $11 million in the third quarter of 2011 due to the buy-back of bonds.

YTD 2012 compared to YTD 2011

Financial income and expense was an expense of $284 million in the first nine months of 2012, compared to an expense of $92 million in the first nine months of 2011. Foreign exchange results includes a loss of $3 million in the first nine months of 2012, compared to a gain of $193 million in the first nine months of 2011. Net interest expense declined for the first nine months of 2012, mainly related to a lower average debt outstanding in the first nine months of 2012 compared to the first nine months of 2011.

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Benefit (provision) for income taxes

Q3 2012 compared to Q3 2011

The effective income tax rates for the three months ended September 30, 2012 and October 2, 2011 were 4.4% and (30.8%), respectively. The effective tax rate for the three months ended September 30, 2012 differed from the statutory rate in the Netherlands primarily due to profits recorded in jurisdictions for which a full valuation allowance is recorded. The effective tax rate also differed due to tax incentives in certain jurisdictions, offset by certain non-tax deductible expenditure. The effective tax rate for the three months ended October 2, 2011 differed from the Netherlands statutory rate primarily due to the movement in the unrecognized tax benefits and to losses recorded in jurisdictions where no tax benefit was recorded for these losses because a corresponding valuation allowance was recorded.

YTD 2012 compared to YTD 2011

The effective income tax rates for the nine months ended September 30, 2012 and October 2, 2011 were 8.4% and 7.4%, respectively. The effective tax rate for the nine months ended September 30, 2012 differed from the Netherlands statutory tax rate primarily due to tax incentives in certain jurisdictions, offset by certain non-tax deductible expenditure. The effective tax rate for the nine months ended October 2, 2011 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions for which a full valuation allowance is recorded.

Results relating to equity-accounted investees

Q3 2012 compared to Q3 2011

Results relating to the equity-accounted investees amounted to a gain of $2 million in the third quarter of 2012, compared to a loss of $25 million in the third quarter of 2011. The gain in the third quarter of 2012 was related to investments in ASMC and ASEN. The results in 2011 were mainly related to our investment in Trident.

YTD 2012 compared to YTD 2011

Results relating to the equity-accounted investees amounted to a loss of $42 million in the first nine months of 2012, compared to a loss of $62 million in the first nine months of 2011. The loss in 2012 primarily reflects extra provisions to the amount of $46 million for litigations, claims and proceedings. In 2011 the loss was mainly related to our investment in Trident.

Income (loss) on discontinued operations

Q3 2012 compared to Q3 2011

There was no income on discontinued operations in the third quarter of 2012, compared to a gain of $421 million in the third quarter of 2011. The result in the third quarter of 2011 related entirely to the results of our Sound Solutions business, which was sold during 2011.

YTD 2012 compared to YTD 2011

The income on discontinued operations, net of taxes was $1 million in the first nine months of 2012 compared to $432 million in the first nine months of 2011. This related entirely to the results of our Sound Solutions business, which was sold during 2011.

Non-controlling interests

Q3 2012 compared to Q3 2011

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly, SSMC. The share of non-controlling interest amounted to a profit of $16 million in the third quarter of 2012, compared to a profit of $10 million in the third quarter of 2011.

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YTD 2012 compared to YTD 2011

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly, SSMC. The share of non-controlling interest amounted to a profit of $45 million in the first nine months of 2012, compared to a profit of $37 million in the first nine months of 2011.

Employees

The following tables provide an overview of the number of full-time employees by segment and geographic area at September 30, 2012 and December 31, 2011.

(number of full-time employees)	December 31, 2011	September 30, 2012

HPMS	3,037	3,203
SP	1,745	1,769
Manufacturing Operations	14,860	16,692
Corporate and Other	4,018	3,991

Total	23,660	25,655

(number of full-time employees)	December 31, 2011	September 30, 2012

Europe and Africa	6,932	7,011
Americas	532	550
Greater China	6,805	7,547
Asia Pacific	9,391	10,547

Total	23,660	25,655

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Liquidity and Capital Resources

At the end of the third quarter of 2012, our cash balance was $702 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1207 million of liquidity as of September 30, 2012. Since December 31, 2011 our cash balance decreased by $41 million.

Capital expenditures increased in the third quarter of 2012 compared to the third quarter of 2011 from $45 million to $92 million.

Our September 30, 2012 cash balance included $238 million held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend but 38.8% of the dividend will be paid to our joint venture partner. In the second quarter of 2012 a dividend of $100 million was distributed by SSMC.

Since December 2011, our total debt has decreased from $3,799 million to $ 3,582 million as of September 30, 2012. We repurchased €203 million principal amount of our Euro denominated Senior Notes due in 2015 and $510 million principal amount of US dollar denominated Senior Notes due in 2015 in various open market transactions. We also repurchased €27 million principal amount of our Euro denominated Super Priority Notes due in 2013 and $21 million principal amount of US dollar denominated Super Priority Notes due in 2013. This has been financed with $475 million aggregate principal amount term loan under our Senior Secured Term Loan Facility, drawings under the revolving credit facility and cash.

Short term debt as of the third quarter of 2012 was $244 million, mainly consisting of the current portion of our remaining outstanding Super Priority Notes ($188 million), due in July 2013 and a local bank borrowing by our Chinese subsidiary. Short term debt as of December 31, 2011 was $52 million.

Cash Flow from Operating Activities

Net cash provided by operating activities was $558 million and $209 million for the first nine months ended September 30, 2012 and October 2, 2011, respectively. The improvement is primarily attributable to improved operational performance in combination with favorable working capital developments and the receipt of $59 million in 2012 related to a settlement of a dispute with a former joint venture partner over the purchase price of wafers supplied to the joint venture.

Cash Flow from Investing Activities

Net cash used for investing activities was $198 million in the first nine months of 2012 compared to $169 million in the first nine months of 2011. The investing activities in the first nine months of 2012 mainly relate to capital expenditures of $205 million and the purchase of intangible assets for $21 million partially offset by proceeds from the sale of interests in businesses for $27 million. Net cash used for investing activities in the first nine months of 2011 primarily included gross capital expenditure of $180 million offset by proceeds of $14 million from disposals of property, plant and equipment.

Cash Flow from Financing Activities

Net cash used for financing activities in the first nine months of 2012 was $365 million compared to $914 million in the first nine months of 2011. Cash flows related to financing transactions in the first nine months of 2012 and first nine months of 2011 are primarily related to the financing activities described below under the captions 2012 Financing Activities and 2011 Financing Activities, respectively. In addition to the financing activities described below, net cash used for financing activities in the first nine months of 2012 also includes the use of $40 million for dividends paid to non-controlling interests and $40 million used for the purchase of treasury shares. The 2011 period also reflects the use of $67 million to pay dividends to non-controlling interests and $57 million used for the purchase of treasury shares.

YTD 2012 Financing Activities

2019 Term Loan

On March 19, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due April 3, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of

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this issuance, together with a $330 million draw-down under our existing Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million of the U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, €203 million of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million.

2017 Revolving Credit Facility

On April 27, 2012, NXP concluded a new Senior Secured Revolving Credit Agreement (“RCA”) under which it borrowed $330 million to settle and close its existing Revolving Credit Facility. In the third quarter 2012, NXP repaid $200 million, reducing the outstanding drawings as of September 30, 2012 to $130 million.

2013 Super Priority Notes

In the third quarter of 2012, we repurchased our Euro denominated Super Priority Notes 2013 for a principal amount of €27 million and USD denominated Super Priority Notes 2013 for a principal amount of $21 million.

YTD 2011 Financing Activities

2017 Term Loan

On March 4, 2011, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a $500 million aggregate principal amount Senior Secured Term Loan Facility due April 3, 2017, which was drawn in the second quarter of 2011, on April 5, 2011. The Term Loan was issued with an original issue discount at 99.5% of par and was recorded at its fair value of $497 million on the accompanying Interim Consolidated Balance Sheet. The net proceeds of this issuance, together with available borrowing capacity under the Secured Revolving Credit Facility of $200 million, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, $100 million of 2013 Dollar Floating Rate Secured Notes and €143 million of 2013 Euro Floating Rate Secured Notes as well as pay related call premiums of $14 million and accrued interest of $16 million.

2012 Revolving Credit Facility

In the third quarter of 2011, the utilized borrow capacity ($600 million) under the Secured Revolving Credit Facility was repaid, mainly from the proceeds of $855 million related to the divestment of NXP’s Sound Solutions business.

Senior Notes 2015/2018

In the third quarter of 2011, as a result of various open market transactions we repurchased €32 million principal amount of Euro denominated Senior Notes due in 2015, $96 million principal amount of US dollar denominated Senior Notes due in 2015 and $78 million principal amount of US dollar denominated Senior Secured Notes due in 2018.

Cash Flow from Discontinued Operations

Net cash used for discontinued operations in the first nine months of 2012 was $45 million reflecting a payment of $45 million to Dover Corporation related to outstanding commitments on the sale of the Sound Solution business. In the first nine months of 2011, net cash provided by discontinued activities was $840 million mainly related to the divestment of the Sound Solutions business.

Contractual Obligations

Other than the $475 million 2019 Term Loan entered into in Q1 2012, no material changes in our contractual obligations occurred since December 31, 2011.

Off-balance Sheet Arrangements

At the end of the third quarter of 2012, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

[-13]

Interim consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Revenue	1,060	1,170	3,263	3,242
Cost of revenue	(572)	(634)	(1,746)	(1,744)

Gross profit	488	536	1,517	1,498

Research and development	(165)	(153)	(484)	(457)
Selling, general and administrative	(219)	(236)	(682)	(689)
Other income (expense)	5	21	(1)	27

Operating income (loss)	109	168	350	379

Financial income (expense):
– Extinguishment of debt	(11)	(11)	(25)	(47)
– Other financial income (expense)	(163)	(22)	(67)	(237)

Income (loss) before income taxes	(65)	135	258	95

Benefit (provision) for income taxes	(20)	(6)	(19)	(8)
Results relating to equity-accounted investees	(25)	2	(62)	(42)

Income (loss) from continuing operations	(110)	131	177	45

Income (loss) on discontinued operations, net of tax	421	—	432	1

Net income (loss)	311	131	609	46

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	301	115	572	1
Net income (loss) attributable to non-controlling Interests	10	16	37	45

Net income (loss)	311	131	609	46

Earnings per share data:
Basic earnings per common share attributable to stockholders in $
Income (loss) from continuing operations	(0.48)	0.46	0.56	—
Income (loss) from discontinued operations	1.69	—	1.73	—
Net income (loss)	1.21	0.46	2.29	—
Diluted earnings per common share attributable to stockholders in $
Income (loss) from continuing operations	(0.48)	0.45	0.55	—
Income (loss) from discontinued operations	1.69	—	1.70	—
Net income (loss)	1.21	0.45	2.25	—

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	248,318	247,498	249,534	247,917
- Diluted	248,318	253,060	254,669	253,020

[-14]

Interim consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Net income (loss)	311	131	609	46
Other comprehensive income (loss), net of tax:
Net investment hedge	(125)	47	(127)	(6)
Changes in fair value cash flow hedges	—	3	—	1
Foreign currency translation adjustments	19	(11)	(45)	24
Reclassification adjustments:
Net investment hedge	—	—	—	—
Changes in fair value cash flow hedges	—	1	—	1
Foreign currency translation adjustments	(2)	—	(2)	—

Other comprehensive income (loss)	(108)	40	(174)	20

Total comprehensive income (loss)	203	171	435	66

Attribution of comprehensive income (loss) for the period:
Comprehensive income (loss) attributable to stockholders	193	155	398	21
Comprehensive income (loss) attributable to non-controlling interests	10	16	37	45

Total comprehensive income (loss)	203	171	435	66

[-15]

Interim consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	December 31, 2011	September 30, 2012
Assets
Current assets:
Cash and cash equivalents	743	702
Receivables, net	479	485
Assets held for sale	39	8
Inventories	618	671
Other current assets	87	105

Total current assets	1,966	1,971

Non-current assets:
Investments in equity-accounted investees	37	42
Other non-current assets	144	144
Property, plant and equipment, net of accumulated depreciation of $1,002 and $1,099	1,063	1,086
Identified intangible assets, net of accumulated amortization of $1,365 and $1,558	1,171	1,017
Goodwill	2,231	2,241

Total non-current assets	4,646	4,530

Total assets	6,612	6,501

Liabilities and equity
Current liabilities:
Accounts payable	455	549
Liabilities held for sale	21	3
Accrued liabilities	521	513
Short-term debt	52	244

Total current liabilities	1,049	1,309

Non-current liabilities:
Long-term debt	3,747	3,338
Pension and postretirement benefits	218	224
Other non-current liabilities	241	226

Total non-current liabilities	4,206	3,788

Equity:
Non-controlling interests	212	217
Stockholders’ equity:
Common stock, par value € 0.20 per share:
- Authorized: 430,503,000 shares (2011: 430,503,000 shares)
- Issued and fully paid: 251,751,500 shares (2011: 251,751,500 shares)	51	51
Capital in excess of par value	6,047	6,088
Treasury shares at cost:
- 4,000,796 shares (2011: 3,915,144)	(57)	(77)
Accumulated deficit	(5,219)	(5,218)
Accumulated other comprehensive income (loss)	323	343

Total Stockholders’ equity	1,145	1,187

Total equity	1,357	1,404

Total liabilities and equity	6,612	6,501

[-16]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the nine months ended
	October 2, 2011	September 30, 2012

Cash flows from operating activities:
Net income (loss)	609	46
Income (loss) from discontinued operations, net of tax	(432)	(1)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	440	401
Stock-based compensation	21	36
Net (gain) loss on sale of assets	12	(19)
(Gain) loss on extinguishment of debt	25	47
Results relating to equity-accounted investees	62	42
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	8	(14)
(Increase) decrease in inventories	(90)	(20)
Increase (decrease) in accounts payable and accrued liabilities	(288)	18
Decrease (increase) in other non-current assets	20	(2)
Exchange differences	(193)	3
Other items	15	21

Net cash provided by (used for) operating activities	209	558

Cash flows from investing activities:
Purchase of identified intangible assets	(5)	(21)
Capital expenditures on property, plant and equipment	(180)	(205)
Proceeds from disposals of property, plant and equipment	14	1
Purchase of other non-current financial assets	(1)	—
Proceeds from the sale of other non-current financial assets	3	2
Purchase of interests in businesses	—	(2)
Proceeds from sale of interests in businesses	—	27

Net cash (used for) provided by investing activities	(169)	(198)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	18	—
Amounts drawn under the revolving credit facility	200	660
Repayments under the revolving credit facility	(600)	(530)
Repurchase of long-term debt	(908)	(874)
Principal payments on long-term debt	(5)	(14)
Net proceeds from the issuance of long-term debt	496	465
Dividends paid to non-controlling interests	(67)	(40)
Cash proceeds from exercise of stock options	9	8
Purchase of treasury shares	(57)	(40)

Net cash provided by (used for) financing activities	(914)	(365)

Net cash provided by (used for) continuing operations	(874)	(5)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	20	—
Net cash (used for) provided by investing activities	822	(45)
Net cash provided by (used for) financing activities	(2)	—

Net cash provided by (used for) discontinued operations	840	(45)

Net cash provided by (used for) continuing and discontinued operations	(34)	(50)

Effect of changes in exchange rates on cash positions	(9)	9

Increase (decrease) in cash and cash equivalents	(43)	(41)
Cash and cash equivalents at beginning of period	908	743

Cash and cash equivalents at end of period	865	702
Less: cash and cash equivalents at end of period – discontinued operations	—	—

Cash and cash equivalents at end of period – continuing operations	865	702

Principally due to the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-17]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. - Continued (unaudited)

($ in millions, unless otherwise stated)

	For the nine months ended
	October 2, 2011	September 30, 2012

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	246	237
Income taxes	19	18

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	17	30
Book value of these assets	(29)	(11)

	(12)	19

Other items:
Other items consist of the following non-cash elements in income:
Non-cash interest cost due to applying effective interest method	14	20
Others	1	1

	15	21

[-18]

Interim consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2011	247,837	51	6,047	(57)	(5,219)	323	1,145	212	1,357

Net income (loss)					1		1	45	46
Other comprehensive income						20	20		20
Share-based compensation plans			36				36		36
Issuance of additional shares:
Treasury shares	(1,244)		8	(34)			(26)		(26)
Shares issued pursuant to stock awards	1,158		(5)	14			9		9
Equity classified financial instruments			2				2		2
Dividends non-controlling interests								(40)	(40)

Balance as of September 30, 2012	247,751	51	6,088	(77)	(5,218)	343	1,187	217	1,404

[-19]

INTERIM CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF NXP SEMICONDUCTORS N.V.

1 Basis of Presentation

NXP Semiconductors N.V. and its subsidiaries are referred to herein collectively as “NXP,” “Company,” “we,” “us,” and “our,” unless the context indicates otherwise. The accompanying condensed consolidated financial statements include the accounts of NXP and its subsidiaries after elimination of intercompany accounts and transactions.

We have prepared these statements without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of December 31, 2011 has been derived from audited financial statements. To prepare the financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain information and note disclosures, normally included in comprehensive financial statements prepared in accordance with U.S. generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations of the SEC. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our latest annual report on Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments necessary to present fairly the Company’s financial position, results of operations, comprehensive income and cash flows for the interim periods presented. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that (i) our disclosure controls and procedures were effective as of September 30, 2012, and (ii) no change in internal control over financial reporting occurred during the quarter ended September 30, 2012, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

2 Significant accounting policies and new standards after 2011

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company together with its consolidated subsidiaries and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under non-controlling interests.

[-20]

Accounting standards adopted in 2012

The FASB issued several pronouncements which were adopted by the Company in 2012 as follows.

•	ASU No. 2011-04 “Fair Value Measurement (Topic 820). Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”

In May 2011 the FASB issued ASU 2011-04, which provides guidance about fair value measurements and related disclosures.

The new guidance changes some fair value measurement principles and disclosure requirements. The key changes to U.S. GAAP that could potentially impact NXP are:

•

The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets (that is, it does not apply to financial assets or any liabilities).

•

The new guidance extends the prohibition on using a blockage factor to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted.

•	The new guidance does not apply to instruments issued as share-based compensation.

•

The most significant change in disclosures requires for recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. New disclosures are required about the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed.

The ASU became effective for NXP on January 1, 2012. There is not a significant impact on the Company’s fair value measurements. The disclosure requirements will not result in more extensive disclosures about valuation processes and sensitivity analysis.

•

ASU No. 2011-05 “Comprehensive Income (Topic 220). Presentation of Comprehensive Income” and ASU No. 2011-12 “Comprehensive Income (Topic 220). Deferral of the Effective date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”

ASU 2011-05 requires presenting comprehensive income either in one single statement of comprehensive income or in two consecutive statements. The latter is currently the presentation manner of NXP.

The FASB issued ASU 2011-12 in December 2011, which deferred certain requirements of ASU No. 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income for all periods presented. The new guidance is to be applied retrospectively.

ASU 2011-05 does not provide new requirements for the components of other comprehensive income or other accounting-related matters. The ASUs became effective for NXP beginning January 1, 2012.

•	ASU No. 2011-08 “Intangibles – Goodwill and Other (Topic 350). Testing Goodwill for Impairment”

Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. The update became effective for NXP on January 1, 2012.

Recently issued accounting standards

There are no new accounting pronouncements issued that are of relevance to, or have a significant impact on, the Company’s financial statements.

[-21]

3 Discontinued operations

On July 4, 2011, we sold our Sound Solutions business (formerly included in our Standard Products segment) to Knowles Electronics, LLC (“Knowles Electronics”), an affiliate of Dover Corporation, for $855 million in cash. The transaction resulted in a gain of $414 million, net of post-closing settlements, transaction-related costs, including working capital settlements, cash divested and taxes, which is included in income from discontinued operations. Other costs of this disposal are included in accrued liabilities for continuing operations. Cash payments related to these liabilities will be reported as cash flows from discontinued operations. The consolidated financial statements for the nine months ended October 2, 2011, have been reclassified to reflect the Sound Solutions business as a discontinued operation.

The following table summarizes the results of the Sound Solutions business included in the consolidated statement of income as discontinued operations for the three and nine-months ended September 30, 2012 and October 2, 2011:

all amounts in millions of USD	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Revenue	—	—	140	—
Costs and expenses	10	—	(115)	—

Income attributable to discontinued operations	10	—	25	—
Provision for income taxes	—	—	(4)	—

Income attributable to discontinued operations, net of taxes, before disposal	10	—	21	—
Gain on disposal of discontinued operations (net of taxes)	411	—	411	1

Income from discontinued operations after disposal	421	—	432	1

Contingent liabilities related to the disposal of our Sound Solutions business as of the third quarter of 2012 include $12 million mainly for prepaid R&D. Earn-out arrangements related to the sale of our Sound Solutions business of $45 million were paid in the second quarter of 2012.

4 Information by segment

NXP is organized into three reportable segments in compliance with ASC 280 ‘Segment Reporting”.

NXP has two market-oriented business segments, High Performance Mixed Signal (‘HPMS”) and Standard Products (“SP”) and one other reportable segment, Manufacturing Operations. Items under Corporate and Other in this quarterly report represent the remaining portion of our former Corporate and Other segment to reconcile to the consolidated financial statements.

•

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to third parties and to some of our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources declines.

•

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling to divested businesses, and software solutions for mobile phones, “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

[-22]

Revenue, R&D and operating income (loss)

All amounts in millions of USD unless otherwise indicated	For the three months ended
	October 2, 2011				September 30, 2012
	Revenue	Research and development	Operating income (loss)		Revenue	Research and development	Operating income (loss)
			Amount	in % of revenue			Amount	in % of revenue

HPMS	726	147	86	11.8	901	131	178	19.8
SP	244	11	42	17.2	213	10	22	10.3
Manufacturing Operations	79	—	(16)	(20.3)	49	1	(6)	(12.2)
Corporate and Other 1)	11	7	(3)	—	7	11	(26)	—

Total	1,060	165	109	10.3	1,170	153	168	14.4

1)	Corporate and Other is not a segment under ASC “Segment Reporting”.

All amounts in millions of USD unless otherwise indicated	For the nine months ended
	October 2, 2011				September 30, 2012
	Revenue	Research and development	Operating income (loss)		Revenue	Research and development	Operating income (loss)
			Amount	in % of revenue			Amount	in % of revenue

HPMS	2,247	430	319	14.2	2,414	393	408	16.9
SP	727	29	124	17.1	634	30	49	7.7
Manufacturing Operations	254	—	(50)	(19.7)	168	1	(21)	(12.5)
Corporate and Other 1)	35	25	(43)	—	26	33	(57)	—

Total	3,263	484	350	10.7	3,242	457	379	11.7

1)	Corporate and Other is not a segment under ASC “Segment Reporting”.

5 Acquisitions and disposals

2012 Acquisitions

On April, 12 2012, the definitive agreement to acquire 100% of the Dutch electronic design and IP company Catena Group, was effectuated. NXP had a long-standing relationship with Catena, and this acquisition will enable NXP to continue to innovate and further strengthen its leadership in the automotive analog mixed signal solutions business and in wireless car connectivity.

The purchase price consideration of $20 million was allocated to goodwill ($11 million), other intangible assets with an amortization period of five years ($9 million), assets acquired ($7 million) and liabilities assumed ($7 million).

The other intangible assets relate to customer relationships ($4 million) for which the fair value was determined using the excess earnings method, and to existing technology ($5 million) for which the fair value was determined using the present value of future royalty streams. Both methods represent Level 3 valuation techniques.

[-23]

The purchase price consisted of:

•	Amounts paid in cash ($2 million)

•	Earn-out payment not yet paid ($2 million)

•	NXP NV shares ($14 million)

•	Put and call options ($2 million).

The earn-out payment represents the former Catena shareholders’ share in the excess profit of the Catena entity over predefined levels in the period 2012-2015. The fair value of this earn-out has been calculated using Level 3 valuation criteria.

NXP has committed to buy back the NXP Semiconductors N.V. shares issued to the former shareholders of the acquired Catena business should the stock price of NXP shares drop below pre-defined levels in the next 4 years. The terms of the agreement also provides NXP with the right to call the shares from the former Catena shareholders during that period. The fair values of these put and call options have been calculated using a Level 3 Black Scholes model, resulting in a $4 million benefit and $2 million charge, respectively, recognized within equity.

NXP used 599 thousand treasury shares with a fair value of $14 million as consideration for the acquisition of Catena.

The results of Catena are consolidated in the Automotive operating segment that is part of the reportable segment HPMS. Catena is not considered a separate operating segment under ASC 280.

2012 Disposals

On July 19, 2012 NXP sold the High Speed Data Converter business (a product line of the High Performance Mixed Signal segment) to Integrated Device Technology (IDT). The positive deal result of $19 million, as included in other income (expense), is calculated as the excess of the selling price of $31 million over the carrying value of the business transferred less any transaction-related direct costs.

6 Restructuring charges

There are no new major restructuring projects in 2012.

The restructuring liabilities mainly relate to:

•	the future closure of ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen, the Netherlands,

•	actions to lower headcount, primarily in locations within Europe.

The following table presents the changes in the position of restructuring liabilities in 2012 by segment:

($ in millions, unless otherwise stated)	Balance January 1, 2012	Additions	Utilized	Released	Other(1) changes	Balance September 30, 2012

HPMS	59	2	(5)	(2)	—	54
SP	4	—	(3)	(1)	—	—
Manufacturing Operations	20	1	(4)	—	(8)	9
Corporate and Other	16	8	(11)	(1)	7	19

	99	11	(23)	(4)	(1)	82

(1)	Other changes primarily related to reclassifications between segments as well as translation differences

The total restructuring liability as of September 30, 2012 of $82 million is classified in the balance sheet under accrued liabilities: $32 million and other non-current liabilities: $50 million.

[-24]

The components of restructuring charges less releases recorded within the restructuring liability for the three and nine months ended September 30, 2012 and October 2, 2011 are as follows:

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Personnel lay-off costs	5	3	15	9
Other restructuring costs	—	2	—	2
Release of excess provisions/accruals	—	(2)	(6)	(4)

Net restructuring charges less releases	5	3	9	7

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Cost of revenue	3	(1)	7	—
Research and Development	1	—	4	—
Selling, general and administrative	1	4	(2)	7

Net restructuring charges	5	3	9	7

In addition, restructuring related costs (excluding product transfers) amounting to $3 million and $8 million were directly charged to operating income for the three and nine months ended September 30, 2012 (for the three and nine months ended October 2, 2011: $2 million and $22 million), and included in the following line items:

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Cost of revenue	1	1	7	3
Research and Development	—	—	—	(1)
Selling, general and administrative	1	1	15	5
Other (income) expense	—	1	—	1

	2	3	22	8

7 Income taxes

The effective income tax rates for the three months ended September 30, 2012 and October 2, 2011 were 4.4% and (30.8%), respectively. The effective tax rate for the three months ended September 30, 2012 differed from the statutory rate in the Netherlands primarily due to profits recorded in jurisdictions for which a full valuation allowance is recorded. The effective tax rate also differed due to tax incentives in certain jurisdictions, offset by certain non-tax deductible expenditure. The effective tax rate for the three months ended October 2, 2011 differed from the Netherlands statutory rate primarily due to the movement in the unrecognized tax benefits and to losses recorded in jurisdictions where no tax benefit was recorded for these losses because a corresponding valuation allowance was recorded.

The effective income tax rates for the nine months ended September 30, 2012 and October 2, 2011 were 8.4% and 7.4%, respectively. The effective tax rate for the nine months ended September 30, 2012 differed from the Netherlands statutory tax rate primarily due to tax incentives in certain jurisdictions, offset by certain non-tax deductible expenditure. The effective tax rate for the nine months ended October 2, 2011 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions for which a full valuation allowance is recorded.

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8 Earnings per share

The earnings per share (EPS) data have been calculated as follows:

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012
Income (loss) from continuing operations	(110)	131	177	45
Less: Net income (loss) attributable to non-controlling interests	10	16	37	45

Income (loss) from continuing operations attributable to stockholders	(120)	115	140	—
Income (loss) from discontinued operations attributable to stockholders	421	—	432	1

Net income (loss) attributable to stockholders	301	115	572	1

Weighted average number of shares outstanding (after deduction of treasury shares) - in thousands -	248,318	247,498	249,534	247,917

Plus incremental shares from assumed conversion of:
Options	—	3,386	3,426	3,014
Restricted Shares Units, Performance Share Units and Equity rights	—	2,176	1,709	2,089

Dilutive potential common shares	—	5,562	5,135	5,103

Adjusted weighted average number of shares outstanding (after deduction of treasury shares) - in thousands -1), 2)	248,318	253,060	254,669	253,020

Basic EPS attributable to stockholders in $:
Income (loss) from continuing operations	(0.48)	0.46	0.56	—
Income (loss) from discontinued operations	1.69	—	1.73	—

Net income (loss)	1.21	0.46	2.29	—

Diluted EPS attributable to stockholders in $:
Income (loss) from continuing operations	(0.48)	0.45	0.55	—
Income (loss) from discontinued operations	1.69	—	1.70	—

Net income (loss)	1.21	0.45	2.25	—

1)	In Q3 2012, 10,523,041 securities (Q3 2011: 14,898,535 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.
2)	In the 9 months of 2012, 10,790,545 securities (9 months of 2011: 9,554,387 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.

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9 Inventories

Inventories are summarized as follows:

($ in millions, unless otherwise stated)	December 31, 2011	September 30, 2012

Raw materials	69	72
Work in process	415	490
Finished goods	134	109

	618	671

The portion of finished goods stored at customer locations under consignment amounted to $19 million as of September 30, 2012 (December 31, 2011: $15 million).

The amounts recorded above are net of allowance for obsolescence, totaling $60 million as of September 30, 2012 (December 31, 2011: $62 million).

10 Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred.

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the funded strategic asset allocation.

The components of net periodic pension costs were as follows:

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Service cost	3	3	9	9
Interest cost on the projected benefit obligation	4	3	12	10
Expected return on plan assets	(1)	(1)	(5)	(4)

Net periodic cost	6	5	16	15

The Company currently expects to make cash contributions of $79 million in 2012, consisting of $4 million of employer contributions to defined-benefit pension plans, $18 million of employer contributions to defined-contribution plans, $48 million of employer contributions to multi-employer plans and $9 million of expected cash payments in relation to unfunded pension plans.

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11 Short-term debt

Short-term debt amounted to $244 million at September 30, 2012 compared to $52 million at December 31, 2011, mainly consisting of the current portion of Super Priority Notes ($188 million), due in July 2013 and a local bank borrowing by our Chinese subsidiary.

($ in millions, unless otherwise stated)	December 31, 2011	September 30, 2012

Bank borrowings	35	35
Current portion of long-term debt	17	209

Total	52	244

12 Long-term debt

($ in millions, unless otherwise stated)	Range of interest rates	Average rate of interest	Amount outstanding September 30, 2012	Due within 1 yr	Due after Q3, 2013	Due after Q3, 2017	Average remaining term (in years)	Amount outstanding December 31, 2011

EUR notes	3.3%-10%	3.3%	186	2	184	—	1.0	476
USD notes	3.2%-10%	6.8%	3,208	201	3,007	1,365	4.8	3,262
Revolving Credit Facility	2.9%	2.9%	130		130	—	4.4	—
Bank borrowings	2%	2%	4		4	—	1.8	4
Liabilities arising from capital lease transactions	2.6%-13.8%	5.7%	19	6	13	—	2.3	22

		6.5%	3,547	209	3,338	1,365	4.6	3,764

During the first nine months ended September 30, 2012, the book value of our long-term debt, excluding the current portion of long-term debt classified within short-term debt, decreased by $409 million to $3,338 million, mainly due to the full repayment of the Senior Notes 2015 and partial repayment of the Super Priority Notes 2013 offset in part by issuance of a new Term Loan due 2019 and borrowings under a new Revolving Credit Facility due 2017. On the partial repayment of the Super Priority Notes 2013, the Company recorded a loss on debt extinguishment of $11 million in the third quarter of 2012. The remaining Super Priority Notes, outstanding as of September 30, 2012 and due within one year are classified within short-term debt.

The Company has applied net investment hedging since May, 2011. The U.S. dollar exposure of the net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated bonds for an amount of $1.7 billion.

In the nine months ended September 30, 2012 $6 million was recorded in other comprehensive income due to the revaluation on the U.S. dollar notes that are recorded in a Euro functional currency entity, which if net investment hedging was not applied, would have been recorded as a loss within financial income (expense) in the statement of operations. No amounts resulting from ineffectiveness of net investment hedge were recognized in the statement of operations in the first nine months of 2012.

Euro notes

The Euro notes outstanding as of September 30, 2012 consist of the following two series:

•	a €142 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three month EURIBOR plus 2.75%; and

•	a €1 million aggregate principal amount of 10% super priority notes due 2013.

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U.S. dollar-denominated notes

The U.S. dollar-denominated notes consist of the following seven series:

•	a $200 million aggregate principal amount of 10% super priority notes due 2013; and

•	a $58 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three month LIBOR plus 2.75%; and

•	a $616 million aggregate principal amount of floating rate senior secured notes due 2016 with an interest rate of three month LIBOR plus 5.5%; and

•	a $493 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 3.25% with a floor of 1.25%; and

•	a $495 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 4.25% with a floor of 1.25%; and

•	a $922 million aggregate principal amount of 9.75% senior secured notes due 2018, and

•	a $473 million aggregate principal amount of floating rate senior secured term loan due 2019 with an interest rate of LIBOR plus 4% with a floor of 1.25%.

Secured €500 million Revolving Credit Facility

The super senior secured revolving credit facility (“RCA”) dated as of April 27, 2012, due 2017, had an outstanding drawing as of September 30, 2012 of $130 million with an interest rate of three month LIBOR plus 2.5%.

Certain terms and Covenants of the Euro and U.S. dollar-denominated borrowings

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the 2017 and 2019 Term Loans, the Company is required to repay $15 million annually. Repayment of borrowings under the RCA is not required until maturity of the facility.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

The vast majority of long-term and short-term debt as of September 30, 2012 amounting to principal value $3,572 (December 31, 2011: $3,033 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $647 million (denominated €500 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

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Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

13 Contingent liabilities

Guarantees

As of September 30, 2012, there were no material guarantees recognized by the Company.

Other commitments

The Company has made certain commitments to TSMC, whereby the Company is obligated to make cash payments to TSMC with respect to long-term obligations for a joint development process should it fail to purchase an agreed-upon accumulative volume of wafers. The maximum commitment is $18 million and expires at the end of 2015.

Environmental remediation

As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at our current and historical manufacturing facilities.

Soil and groundwater contamination has been identified at our property in Hamburg, Germany and Nijmegen, the Netherlands. The remediation processes have been ongoing for several years and are expected to continue for several years.

Our former property in Lent, the Netherlands, is affected by trichloroethylene contamination. ProRail B.V., owns certain property located nearby and has claimed that we have caused trichloroethylene contamination on their property. We have rejected ProRail’s claims, as we believe that the contamination was caused by a prior owner of our property in Lent. While we are currently not taking any remediation or other actions, we estimate that our aggregate potential liability, if any, in respect of this property will not be material.

Asbestos contamination has been found in certain parts of our properties in Manchester in the United Kingdom and in Nijmegen, the Netherlands. Both in Nijmegen and in the United Kingdom, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished or divested. We estimate our potential liability will not be material. Additionally in the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is not expected to end soon and we estimate the cost of remediation will not be material.

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Litigation

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has an aggregate amount of approximately $59 million accrued for legal proceedings pending as of September 30, 2012, compared to approximately $15 million as of December 31, 2011. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

Set forth below are descriptions of our most important legal proceedings pending as of September 30, 2012, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

•

Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. Trial dates for Case No. N09C-10 032 and Case No. N10C-05-137 have been set at October 7, 2013 and April 28, 2014, respectively. In Case No. 1-10-CV-188679 a trial setting conference is scheduled for December 18, 2012.

•

Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem, the Netherlands, recognized that part of the claim related to costs and expenses could be awarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. The Court of Appeal ruling is tentatively scheduled for December 4, 2012.

•

In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010, which is still pending.

In addition, on January 7, 2009, the European Commission issued a release in which it confirmed it had started an investigation in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to this ongoing investigation and is assisting the regulatory authorities in this investigation. The investigation is still ongoing and it is currently not possible to reliably estimate its outcome.

On April 5, 2012, the ICC arbitration tribunal arrived at an award in a dispute between NXP and STMicroelectronics (“ST”) about the interpretation of the contractual arrangements concerning underloading in the NXP wafer fabs and ST’s liability for the associated costs. Based on the award, ST paid NXP approximately $59 million in the second quarter of 2012. No appeal is available to ST on this award, however, ST commenced a separate arbitration aiming to convince the ICC Tribunal to reverse the economic effect of its award in the first arbitration. The hearing for this second arbitration took place from June 2 – 7, 2012; this second arbitration still continues.

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The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at September 30, 2012, the Company believes that for all litigation pending its aggregate exposure to loss could range between $0 and approximately $88 million.

14 Related-party transactions

The Company’s related parties are the Private Equity Consortium, the members of the board of directors of NXP Semiconductors N.V., Philips, the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

Advisory Services Agreements

The members of the Private Equity Consortium provide certain advisory services to NXP Semiconductors N.V. We have entered into separate agreements in this regard with the respective parties, under which each of the various legal entities receive an annual advisory fee of $25,000 (with an aggregate total amount of $125,000 annually).

Shareholders’ Agreement

Prior to the consummation of the initial public offering of NXP Semiconductors N.V. in August 2010, the members of the Private Equity Consortium restructured their indirect shareholding in the common stock of NXP Semiconductors N.V. such that each of them holds directly, or indirectly through a separate Luxembourg holding company, shares of its common stock. At the same time, KASLION Holding B.V. ceased to hold shares of common stock of NXP Semiconductors N.V. In connection with this restructuring, the members of the Private Equity Consortium, Philips and the Management Foundation (together, the “Existing Shareholders”) entered into a new shareholders’ agreement among themselves, which replaced the shareholders’ agreement entered into on September 29, 2006. We are not a party to the new shareholders’ agreement.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the nine months ended
	October 2, 2011	September 30, 2012	October 2, 2011	September 30, 2012

Revenue	38	—	107	33
Purchase of goods and services	34	54	101	149

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The following table presents the amounts related to accounts receivable and payable balances with these related parties:

($ in millions, unless otherwise stated)	December 31, 2011	September 30, 2012

Receivables (net)	20	—
Payables	38	54

On September 7, 2010, Philips Pension Trustees Limited purchased Philips’ 42,715,650 shares of common stock in the Company (“Transfer Shares”) in a private transaction. In a subsequent private transaction, on October 29, 2010, PPTL Investment LP purchased the Transfer Shares from Philips Pension Trustees Limited by way of a transfer agreement, to which also Philips is a party (“Amended Transfer Agreement”). PPTL Investment LP acquired the Transfer Shares for the purpose of owning and managing such assets as may be contributed to Philips Pension Trustees Limited. In the secondary offering of shares of common stock in the Company, consummated on April 5, 2011, PPTL Investment LP sold 7,182,436 shares of common stock. In addition, on July 6, 2011, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 2.5 million shares of common stock within a three-month period and on November 1, 2011, it entered into a sales plan to dispose of up to 2,515,915 shares of common stock in a three-month period. On February 17, 2012, PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 4,940,316 shares of common stock within a three-month period. In July 2012 PPTL Investment LP entered into a sales plan with a broker in order to enable the disposition of up to 2,500,000 shares of common stock in a three month period.

Since October, 2006 selected members of our management purchased approximately 550,000 rights to common shares of the Company. These rights to shares have been purchased at a price estimated to be fair market value and in the aggregate represent a beneficial interest in the Company of approximately 0.25%. In March 2011, these rights to shares have been converted in shares of common stock and are freely tradable as of the conversion.

15 Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

ASC 820 “Fair Value Measurements” requires quantitative disclosure for assets and liabilities that are measured at fair value.

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In the table below under the column captioned “Fair value hierarchy”, the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

($ in millions, unless otherwise stated)		December 31, 2011		September 30, 2012
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets;
Other financial assets2)	2	17	17	14	14
Derivative instruments – assets 2)	2	2	2	2	2

Liabilities:
Short-term debt	2	(52)	(52)	(56)	(56)
Short-term debt (bonds)	1	—	—	(188)	(216)
Long-term debt (bonds)	1	(3,122)	(3,296)	(2,714)	(2,897)
Long-term debt (bonds) 3)	2	(606)	(609)	(607)	(639)
Other long-term debt	2	(19)	(19)	(17)	(17)
Derivative instruments – liabilities 2)	2	(3)	(3)	(1)	(1)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.
2)	Represent assets and liabilities measured at fair value on a recurring basis.
3)	Represent bonds which are privately held (floating rate secured notes 2016).

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets

For other financial assets, fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

16 Other financial instruments, derivatives and currency risk

We conduct business in diverse markets around the world and employ a variety of risk management strategies and techniques to manage foreign currency exchange rate, interest rate and commodity price risks. Our risk management program focuses on the unpredictability of financial markets and seeks to minimize the potentially adverse effects that the volatility of these markets may have on our operating results. One way we achieve this is through the active hedging of risks through the selective use of derivative instruments.

Derivatives are recorded on our consolidated balance sheets at fair value which fluctuates based on changing market conditions.

The Company does not purchase or hold financial derivative instruments for trading purposes.

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Currency risk

Currency fluctuations may impact the Company’s financial results. A higher proportion of our revenue is in U.S. dollars or U.S. dollar- related currencies, compared to our costs and expenses resulting in a structural currency mismatch. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and U.S. dollar. A strengthening of the euro against U.S. dollar during any reporting period will reduce operating income of the Company.

In addition, the U.S. dollar-denominated debt held by our Dutch subsidiary which has a euro functional currency may generate adverse currency results in financial income and expenses depending on the exchange rate movement between the euro and the U.S. dollar. This exposure has been partially mitigated by the application of net investment hedge accounting. In accordance with the provisions in ASC 815, “Derivatives and Hedging”, the Company has applied net investment hedging since May 2011. The U.S. dollar exposure of our net investment in U.S. dollar functional currency subsidiaries has been hedged by our U.S. dollar denominated debt for an amount of $1.7 billion. These instruments are assumed to be highly effective. Foreign currency gains or losses on this U.S. dollar debt that is recorded in a euro functional currency entity that are designated as, and to the extent they are effective, as, a hedge of the net investment in our U.S. dollar foreign entities are reported as a translation adjustment in other comprehensive income within equity, and offset in whole or in part the foreign currency changes to the net investment that are also reported in other comprehensive income. As a result, in the nine months ended September 30, 2012 a loss of $6 million (December 31, 2011 a charge of $203 million) was recorded in other comprehensive income, relating to the foreign currency result on our U.S. dollar debt that is recorded in a euro functional currency entity. Absent the application of net investment hedging this amount would have been recorded as a gain (loss) within financial income (expense) in the consolidated statement of operations. No amounts resulting from ineffectiveness of net investment hedge accounting were recognized in the consolidated statement of operations in 2012.

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of revenue. Cash flow hedge accounting for foreign currency risk is not applied.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The fair value of our derivative assets at the end of September 30, 2012 amounted to $2 million (December 31, 2011: $2 million) whereas the fair value of our derivative liabilities amounted to $1 million (December 31, 2011: $3 million) and are included in other current assets and accrued liabilities, respectively, in the consolidated balance sheets.

It is the Company’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenue and expenses.

Interest rate risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006 NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Through a combination of several private and open market transactions the long-term debt level was reduced during 2009. We also did a private offer to exchange existing unsecured and secured notes for new U.S. dollar and euro-denominated super priority notes. During the first nine months ended September 30, 2012, the book value of our long-term debt, excluding the current portion of long-term debt

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classified within short-term debt, decreased by $409 million to $3,338 million, mainly due to the repayment of Senior Notes 2015 and Super Priority Notes 2013 offset in part by issuance of a new Term Loan due 2019 and borrowings under a new Revolving Credit Facility due 2017. The remaining senior priority notes, outstanding as of September 30, 2012 and due within one year are classified within short-term debt.

The euro and U.S. dollar-denominated borrowings outstanding on September 30, 2012 represent 5% and 95%, respectively, of the total borrowings outstanding.

The following table summarizes the outstanding notes as of September 30, 2012:

	Principal amount *)	Fixed/ floating	Current coupon rate	Maturity date

Super Priority Notes	€1	Fixed	10	2013
Super Priority Notes	$200	Fixed	10	2013
Senior Secured Notes	$922	Fixed	9.75	2018
Senior Secured Notes	$616	Floating	5.935	2016
Senior Secured Notes	€142	Floating	3.25	2013
Senior Secured Notes	$58	Floating	3.2	2013
Term Loan	$493	Floating	4.5	2017
Term Loan	$495	Floating	5.5	2017
Revolving Credit Facility	$130	Floating	2.948	2017
Term Loan	$473	Floating	5.25	2019

*	amount in millions

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase by 1% from the level of September 30, 2012 with all other variables held constant, the annualized interest expense would increase by $11 million. If interest rates were to decrease by 1% from the level of September 30, 2012 with all other variables held constant, the annualized interest expense would decrease by $3 million. This impact is based on the outstanding debt position as of September 30, 2012.

Commodity Price Risk

We are exposed to price risk related to forecasted purchases of gold that we use as raw material in many of our products. Gold forward contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases exception. We do not, by policy, use financial instruments for speculative purposes.

We may use gold forward contracts to hedge the input costs of gold for a portion of our anticipated purchases within the next 12 months. During the second quarter of 2012 we entered into non-deliverable forward contracts for gold which require net-settlement. These derivative instruments are highly effective and qualify for hedge accounting treatment. As of September 30, 2012, the notional value of our gold futures contracts was $23 million.

The gold forward contracts have been designated as cash flow hedges and qualify for hedge accounting treatment. Changes in the fair value of the gold forward contracts designated as hedging instruments, that effectively offset the changes of cash flows associated with anticipated physical purchases of gold, are deferred in accumulated other comprehensive income (loss) (OCI) within equity until the underlying hedged item is recognized in earnings. These amounts are subsequently recycled from OCI into cost of goods sold when the finished goods that include the gold are sold.

The change in fair value due to spot price changes of gold is included in the assessment of hedge effectiveness. Any ineffectiveness and changes in fair value due to other factors than spot price changes of gold are recorded in cost of goods sold immediately. During the third quarter of 2012, the Company recognized no net losses due to ineffectiveness directly in the income statement. As of September 30, 2012, accumulated other comprehensive income reflects a gain related to gold hedging of $2 million, of which $0.3 million is expected to be reclassified into earnings within the next 12 months. During the first nine month period ended September 30, 2012, $1 million losses associated with gold hedging have been recycled from OCI into earnings.

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17 Subsequent Events

On October 8, 2012, NXP completed the redemption of $202 million of its Super Priority Notes (“SPN’s”), as previously announced in a press release dated September 7, 2012. The book value of the redeemed SPN’s amounted to $188 million, while the total cash consideration of the transaction equaled $216 million (excluding accrued interest). As a result of this SPN redemption, NXP will record a $28 million debt extinguishment loss in its Financial income (expense) line of the Condensed consolidated statement of operations in the fourth quarter of 2012. NXP’s interest expense is expected to be lower in the next few quarters as a direct consequence of the SPN redemption.

On October 24, 2012, NXP agreed with certain participating banks to increase the borrowing capacity under the Secured Revolving Credit Agreement (the “RCA”) subject to an effective date of October 29, 2012. The borrowing capacity under the RCA was increased by €120 million (approximately $155 million) up to a total amount of €620 million (approximately $805 million). The RCA will expire on March 1, 2017 and will be used for general corporate purposes. The total drawdown as of October 24, 2012 is approximately $230 million.

On October 24, 2012, NXP announced that its wholly-owned subsidiary NXP B.V. commenced a tender offer to purchase for up to $500 million in cash of aggregate principal amount of its outstanding U.S. dollar-denominated 9 3/4% senior secured notes due August 1, 2018 (the “2018 Dollar Fixed Rate Secured Notes”), properly tendered (and not validly withdrawn) and accepted, upon the terms and subject to the conditions set forth in the offer to purchase and the related letter of transmittal .The early tender deadline of the tender offer will be November 9, 2012. The tender offer is scheduled to expire on November 26, 2012, unless extended.

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